UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

BrainsWay Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share

(Title of Class of Securities)

10501L106

(CUSIP Number)

November 23, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10501L106	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Avner Hagai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,144,690 (*)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 2,144,690 (*)
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,144,690 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.49% (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) Prior to the reporting event, the aggregate amount beneficially held by the Reporting Person was 1,741,378 Ordinary Shares.

(**) Based on 33,038,323 Ordinary Shares outstanding as of November 27, 2022 (as received from the Company).

Item 1.	(a)	Name of Issuer:

BrainsWay Ltd.

(b)	Address of Issuer's Principal Executive Offices:

19 Hartum Street

Bynet Building, 3rd Floor

Jerusalem, 9777518, Israel

Item 2.	(a)	Name of Person Filing:

Avner Hagai

The securities reported herein are held directly by the Reporting Person as well as shares held by family members or affiliates of the Reporting Person. The Reporting Person makes the voting and investment decisions.

(b)	Address of Principal Business Office:

The address of Avner Hagai is Shakhal St 65, Jerusalem, 93721, Israel.

(c)	Citizenship:

Israeli

(d)	Title of Class of Securities:

  Ordinary Shares, par value NIS 0.04 per share

(e)	CUSIP Number:

10501L106

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page.

Percent of class:

See row 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2022

/s/ Avner Hagai

Avner Hagai